UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Petros Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71678J100
(CUSIP Number)

John D. Shulman
c/o JCP III SM AIV, L.P.
5301 Wisconsin Avenue, NW
Suite 570
Washington, DC 20015
(301) 215-7740
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71678J100	13D	Page 1 of 11

1. Names of Reporting Persons.
METP Holdings, LLC

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
13,648

9. Sole Dispositive Power
0

10. Shared Dispositive Power
13,648

11. Aggregate Amount Beneficially Owned by Each Reporting Person
13,648
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
0.10%
14. Type of Reporting Person
OO

CUSIP No. 71678J100	13D	Page 2 of 11

1. Names of Reporting Persons.
JCP III SM AIV, L.P.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
6,719,578

9. Sole Dispositive Power
0

10. Shared Dispositive Power
6,719,578

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,719,578
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
51.00%
14. Type of Reporting Person
PN

CUSIP No. 71678J100	13D	Page 4 of 11

1. Names of Reporting Persons.
Juggernaut Partners III GP, L.P.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
6,719,578

9. Sole Dispositive Power
0

10. Shared Dispositive Power
6,719,578

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,719,578
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
51.00%
14. Type of Reporting Person
PN

CUSIP No. 71678J100	13D	Page 5 of 11

1. Names of Reporting Persons.
Juggernaut Partners III GP, Ltd.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
6,719,578

9. Sole Dispositive Power
0

10. Shared Dispositive Power
6,719,578

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,719,578
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
51.00%
14. Type of Reporting Person
CO

CUSIP No. 71678J100	13D	Page 6 of 11

1. Names of Reporting Persons.
John D. Shulman

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
6,744,578

9. Sole Dispositive Power
0

10. Shared Dispositive Power
6,744,578

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,744,578
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
51.19%
14. Type of Reporting Person
IN

CUSIP No. 71678J100	13D	Page 7 of 11

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D originally filed on December 1, 2020 (the “Schedule 13D”) jointly by METP Holdings, LLC (“METP”), JCP III SM AIV, L.P. (“JCP III AIV”), Juggernaut Partners III GP, L.P. (“JCP III GP”), Juggernaut Partners III GP, Ltd. (“JCP III GP Ltd”), and John D. Shulman (together with JCP III AIV, JCP III GP, and JCP III GP Ltd., the “Reporting Persons”) with respect to Common Stock, par value $0.0001 per share (the “Common Stock”), of Petros Pharmaceuticals, Inc. (the “Issuer”).

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D.

Capitalized terms used herein but not defined herein shall have the meaning attributed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

On March 23, 2021, MT distributed the 273,213 shares of Common Stock held of record by MT to its respective members. As a result of JCP III AIV’s 67.9% interest in MT, JCP III AIV received 185,414 shares of Common Stock from MT.

On April 8, 2021, Mr. Shulman received options (the “Options”) to purchase 50,000 shares of Common Stock pursuant to director compensation arrangements. The shares of Common Stock underlying the options vested 25% on the date of grant, 25% upon the six-month anniversary of the date of grant and the remainder shall vest in equal installments over the following four fiscal quarters. As of the date of this Amendment No.1, 25,000 shares of Common Stock underlying the Options had vested.

On October 13, 2021, the Issuer entered into that certain Purchase Agreement (the “Purchase Agreement”) with JCP III AIV and certain purchasers identified on the signature pages thereto (together with JCP III AIV, the “Purchasers”). Pursuant to the Purchase Agreement, the Issuer agreed to sell in a registered direct offering (the “Registered Direct Offering”) 3,323,616 shares of Common Stock to the Purchasers at an offering price of $1.715 per share of Common Stock. Pursuant to the Purchase Agreement, in a concurrent private placement (together with the Registered Direct Offering, the “Offerings”), the Issuer agreed to sell to the Purchasers unregistered warrants to purchase up to an aggregate of 3,323,616 shares of Common Stock, representing 100% of the shares of Common Stock that may be purchased in the Registered Direct Offering. Pursuant to the Purchase Agreement, on October 18, 2021, JCP III AIV was issued that certain Common Stock Purchase Warrant to purchase 1,661,807 shares of Common Stock (the “Warrant”). The Warrant is exercisable at an exercise price of $1.715 per share of Common Stock, is exercisable immediately upon issuance and has a term of exercise equal to five years from the date of issuance. The total contribution by JCP III AIV in exchange for the Common Stock and Warrant was $2,849,999.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

The 13,648 shares of Common Stock that are held of record by METP and 6,705,930 shares of Common Stock that are held of record by JCP III AIV and that may be deemed to be beneficially owned by the Reporting Persons, and the Common Stock underlying the Options that may be deemed to be beneficially owned by Mr. Shulman, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However,

CUSIP No. 71678J100	13D	Page 8 of 11

as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

METP is the holder of record of 13,648 shares of Common Stock. JCP III AIV is the holder of record of 6,705,930 shares of Common Stock. Mr. Shulman is the holder of record of 25,000 shares of Common Stock. Each of JCP III GP, JCP III GP Ltd and Mr. Shulman disclaim beneficial ownership of any shares of the Issuer’s Common Stock owned of record by JCP III AIV, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)            See also the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.  On October 13, 2021, the Issuer entered into the Purchase Agreement, pursuant to which the Issuer agreed to a registered direct offering of 3,323,616 shares of Common Stock and a private placement of warrants to purchase 3,323,616 shares of Common Stock with institutional investors. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 13,175,215 shares of Common Stock, which includes: (i) 9,826,599 shares of Common Stock outstanding as of August 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2021, (ii) the 1,661,807 shares of Common Stock purchased by JCP III AIV in the Registered Direct Offering, (iii) the 1,661,807 shares of Common Stock underlying the Warrants purchased by JCP III AIV pursuant to the Purchase Agreement, and (iv) the 25,000 shares of Common Stock underlying the Options.

(b)  Sole power to vote or to direct the vote:
0 for all Reporting Persons

Shared power to vote or to direct the vote:

METP:	0.10%
JCP III AIV:	51.00%[1]
JCP III GP:	51.00%[1]
JCP III GP Ltd:	51.00%[1]
Mr. Shulman:	51.19%[1,2]
[1] Includes 1,661,807 shares of Common Stock underlying exercisable warrants held by JCP III AIV.
[2] Includes presently exercisable options for the purchase of 25,000 shares of Common Stock issued to Mr. Shulman.

Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons

(c)    The information set forth in Item 3 above is incorporated herein by reference.

(d)    Not applicable.

(e)     On March 23, 2021, MT ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

CUSIP No. 71678J100	13D	Page 9 of 11

Item 6 is hereby amended as follows:

To the extent applicable, the information provided in Items 4 and 5 above is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A
Securities Purchase Agreement, dated as of October 13, 2021, by and among Petros Pharmaceuticals, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 15, 2021).

Exhibit B	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 15, 2021).

CUSIP No. 71678J100	13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2021

John D. Shulman

/s/ John D. Shulman

METP Holdings, LLC

By: Juggernaut Partners III GP, L.P.,
its general partner

By: Juggernaut Partners III GP, Ltd.
its general partner

By: /s/ John D. Shulman
Name: John D. Shulman Title: Director

JCP III SM AIV, L.P.

By:	Juggernaut Partners III GP, L.P.,
its general partner
By: Juggernaut Partners III GP, Ltd. its general partner

	By:	/s/ John D. Shulman
	Name:	John D. Shulman
	Title:	Director

Juggernaut Partners III GP, L.P.

By:	Juggernaut Partners III GP, Ltd.
its general partner

	By:	/s/ John D. Shulman
	Name:	John D. Shulman
	Title:	Director

Juggernaut Partners III GP, Ltd.

By:	/s/ John D. Shulman
Name:	John D. Shulman
Title:	Director

CUSIP No. 71678J100	13D	Page 11 of 11